UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

ContraVir Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

21234W103

(CUSIP Number)

March 13, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Donald E. Garlikov

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,411,750 (1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 3,411,750 (1)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,411,750 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 16.57% (2)

12.	Type of Reporting Person (See Instructions) IN

(1) Includes: (i) 31,250 common stock purchase warrants, with an exercise price of $34.00 per share, currently exercisable and expiring on 10/13/2020; (ii) 31,250 common stock purchase warrants, with an exercise price of $13.60 per share, currently exercisable and expiring on 4/4/2021; and (iii) 31,250 common stock purchase warrants, with an exercise price of $10.00 per share, currently exercisable and expiring on 4/28/2022.

(2) Based on 17,179,331 shares of Common Stock outstanding as of March 12, 2019, as reported in the Annual Report on Form 10-K filed by the Issuer on March 14, 2019, plus the 3,320,000 shares of Common Stock issued to the Reporting Person on March 15, 2019.

CUSIP No. 21234W103	13G

Item 1.
	(a)	Name of Issuer ContraVir Pharmaceuticals, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 399 Thornall Street First Floor Edison, New Jersey 08837

Item 2.
	(a)	Name of Person Filing Donald E. Garlikov
	(b)	Address of the Principal Office or, if none, Residence 41 S. High Street, Suite 3400 Columbus, Ohio 43215
	(c)	Citizenship USA
	(d)	Title of Class of Securities Common Stock, par value $0.0001 per share (the “Common Stock”).
	(e)	CUSIP Number 21234W103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See Item 9 of the cover page.
(b) Percent of class: See Item 11 of the cover page.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: See Item 5 of the cover page.
(ii) Shared power to vote or to direct the vote: See Item 6 of the cover page.
(iii) Sole power to dispose or to direct the disposition of: See Item 7 of the cover page.
(iv) Shared power to dispose or to direct the disposition of: See Item 8 of the cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

04/02/2019
Date
/s/ Donald E. Garlikov
Signature
Donald E. Garlikov
Name